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FEB 28 2007
SECTION
WASH., D.C.
213


07003249

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45275

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Summit Securities

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 Venture, Suite 100
(No. and Street)

Irvine	California	92618
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James L. Watts (949) 727-9110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Rd., Los Angeles, CA 90027
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James L. Watts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Summit Securities, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President + CEO

Title

See attached 4P-Y

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of Orange } ss.

☑ See Attached Document (Notary to cross out lines 1–6 below)

☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1

2

3

4

5

6

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 24th (Date) day of February (Month), 2007 (Year), by

(1) James L. Watts (Name of Signer),

☐ Personally known to me

☑ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______ (Name of Signer),

☐ Personally known to me

☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature of Notary Public


JESSAH C. PAUL-MONTECILLO
Commission # 1691540
Notary Public - California
San Diego County
My Comm. Expires Sep 3, 2010

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audit Report

Document Date: ______ Number of Pages: 2

Signer(s) Other Than Named Above: N/A

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

PACIFIC SUMMIT SECURITIES

111 Pacifica, Suite 250
Irvine, CA 926183

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Pacific Summit Securities
Irvine, California

I have audited the accompanying statement of financial condition of Pacific Summit Securities (the Company) as of December 31, 2006 and related statements of operations, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2006 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 9 to 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 23, 2007

415 North Camden Drive, Suite 220, Beverly Hills, CA 90210-4403
3832 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email elizabeth@tractenberg.net
www.tractenberg.net

PACIFIC SUMMIT SECURITIES
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash - checking		$ 75,726
TOTAL ASSETS		$ 75,726

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses		$ 1,036
Accrued pension plan expense		58,000
TOTAL LIABILITIES		59,036
STOCKHOLDER'S EQUITY		
Common stock ($0 par value, 1,000 shares authorized, 200 shares issued and outstanding)	$ 10,000	
Paid-in capital	0	
Retained earnings	6,689	16,689
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 75,726

See Accompanying Notes to Financial Statements

PACIFIC SUMMIT SECURITIES
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES	
Advisory fees	$ 76,774
Finance fees	223,416
Other income	19
TOTAL REVENUES	300,209
DIRECT COSTS	
Commissions	15,960
Finders' fees	9,500
TOTAL DIRECT COSTS	25,460
GROSS PROFITS	274,749
OPERATING EXPENSES - see page 9	154,670
INCOME BEFORE TAX	120,079
PROVISION FOR STATE TAXES	800
NET INCOME	$ 119,279

See Accompanying Notes to Financial Statements

PACIFIC SUMMIT SECURITIES
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock Shares	Common Stock	Contributed Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2005	200	$ 10,000	$ 18,100	$ (19,619)	$ 8,481
Stockholder's contribution			100,000		100,000
Stockholder's distribution			(118,100)	(92,971)	(211,071)
Net Income				119,279	119,279
Balance, December 31, 2006	200	$ 10,000	$ 0	$ 6,689	$ 16,689

See Accompanying Notes to Financial Statements

PACIFIC SUMMIT SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:		
Net income	$	119,279
Changes in operating assets and liabilities:		
Prepaid expenses and deposits		2,473
Accrued expenses		226
Accrued pension plan expense		29,164
Net cash provided from operating activities		151,143
Cash Flows from Investing Activities:		0
Cash Flows from Financing Activities:		
Capital contribution		100,000
Distribution of capital		(211,071)
Cash Flows from Financing Activities		(111,071)
Net increase in cash		40,072
Cash at beginning of year		35,654
Cash at end of year	$	75,726

SUPPLEMENTAL INFORMATION

Interest paid	$	0
Income taxes paid	$	800

See Accompanying Notes to Financial Statements

PACIFIC SUMMIT SECURITIES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - NATURE OF BUSINESS

Pacific Summit Securities, formally South Coast Financial Securities, Inc. (the "Company") was incorporated in the State of California on October 28, 1992 and is registered with the Securities and Exchange Commission as a broker-dealer in securities. On February 8, 1993, the Company became registered as a broker-dealer with the National Association of Securities Dealers, Inc. The Company was primarily engaged in general securities trading of domestic and international equities. Subsequent to the change in ownership in 1999, the Company specializes in private financing and collects transaction fees for their services. In addition, the Company engages in merger and acquisition (M&A) advisory business on a commission basis and also conducts fee based advisory services such as the preparation of valuations and fairness opinions. The Company has one location in Southern California. The Company's customers are located in the United States. All financial transactions are conducted with Accredited Investors and funds are collected and disbursed in escrow accounts maintained by reputed banking institutions, or, in the alternative, funds are wired directly from institutional investors to the account(s) of the issuers.

The Company does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements under Rule 15c3-3, pursuant to SEC Rule 17a-5(d)(3) of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. During 2006, revenues were generated from three customers.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the straight-line method over estimated economic lives which are generally five years.

PACIFIC SUMMIT SECURITIES
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes - The Company elected to be taxed as an S Corporation for Federal and California state income tax purposes. As an S Corporation, Federal and California state taxable income or loss of the Company is allocated to each stockholder in proportion to the stockholder's ownership interest. The appropriate income tax for the allocated share of income is determined by the stockholder's tax status. Additionally, S Corporations are subject to California franchise tax of 1.5% of taxable income.

Investments - Investments in securities are valued at cost.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000), as defined, under such provisions. See page 9 for the computation of net capital.

NOTE 4 - INCOME TAXES

The Company elected to be taxed as an "S" Corporation whereby the Company's income or loss passes directly to the stockholders. There is a 1.5% state tax with an $800 minimum. .

PACIFIC SUMMIT SECURITIES
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2006

NOTE 5 - PENSION PLAN

The Company maintains a retirement plan covering substantially all of its employees. Retirement benefits are provided through the PayChex Retirement Benefit Plan. Retirement costs amounted to $24,000 in fiscal 2006.

The Profit Sharing and Savings Plan is qualified under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 100% of their compensation. The Company also makes contributions to the plan annually based on profits each year for the benefit of all eligible employees up to a maximum of 25% of employee compensation

NOTE 6 – COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15C3-3.

A computation of reserve requirements in not applicable to Port Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

NOTE 7 – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(i) exemptive provision. The Company does not hold funds, securities or carry accounts for customers. In the opinion of management, the Company has complied with the exemptive provisions throughout the year ended December 31, 2006.

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplemental Information

Pacific Summit Securities
Irvine, California

My report on my audit of the basic financial statements of Pacific Summit Securities for December 31, 2006 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on Page 9 are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, I express no opinion on them.

Elizabeth Tractenberg, CPA
Los Angeles, California
January 23, 2007

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

PACIFIC SUMMIT SECURITIES
SCHEDULE OF OPERATING EXPENSES
DECEMBER 31, 2006

OPERATING EXPENSES

Auto expense	$	4,820
Charitable contributions		800
Consulting fees		225
Dues and subscriptions		4,102
Internet		3,457
Marketing and business development		1,233
Meetings and conferences		1,422
NASD fees and assessments		1,088
Payroll taxes		5,010
Pension plan expense		24,000
Professional fees		3,280
Rent and utilities		16,054
Salaries and wages		64,000
Travel expense		14,231
Telephone		7,051
All other		3,897
TOTAL OPERATING EXPENSES	$	154,670

See Accompanying Notes to Financial Statements

PACIFIC SUMMIT SECURITIES
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	16,689
Non allowable assets:		0
NET CAPITAL	$	16,689
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	3,936
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	11,689
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	10,786
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities net of deferred income taxes payable and deferred income	$	59,036
Percentage of aggregate indebtedness to net capital		354%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	16,689
VARIANCE - NONE		
NET CAPITAL PER AUDITED REPORT	$	16,689

See Accompanying Notes to Financial Statements

PART II

PACIFIC SUMMIT SECURITIES

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2006

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Pacific Summit Securities
Irvine, California

In planning and performing my audit of the financial statements and supplemental schedules of Pacific Summit Securities (the Company) for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

415 NORTH CAMDEN DRIVE SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

Board of Directors
Pacific Summit Securities
Irvine, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 23, 2007

END